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                                                                     Exhibit (m)

                              ASSET MANAGEMENT FUND
                         AMENDED AND RESTATED 12B-1 PLAN

     The plan ("Plan") described below is adopted pursuant to the provisions of Rule 12b-1 ("Rule 12b-1") under the Investment Company Act of 1940 (the "1940 Act") by the Board of Trustees ("Board") of Asset Management Fund ("Trust"), including a majority of the members of the Board who are not "interested persons" (as defined in the 1940 Act) of the Trust and who have no direct or indirect financial interest in the Plan or any agreement related thereto. The Trust currently has authorized the issuance of units of beneficial interest ("Shares") in seven (7) funds, the Money Market Fund (which has two classes of shares, the Class I Shares and the Class D Shares), Ultra Short Mortgage Fund, Short U.S. Government Securities Fund, Intermediate Mortgage Securities Fund, U.S. Government Mortgage Securities Fund, Ultra Short Fund and Large Cap Equity Fund (collectively referred to as the "Funds" and individually referred to as a "Fund") and the Trust desires to adopt the Plan with respect to the Funds that are presently designated and such other series or classes as may hereafter be designated by the Board of Trustees ("Additional Fund"). The Board having determined that there is a reasonable likelihood that the following described Plan as amended will benefit the Trust and its shareholders and that said Plan is otherwise in the best interests of the Trust and its shareholders, hereby adopts and approves the Plan, and the related agreements described herein.

     1. The Plan is adopted in order to induce firms (including brokerage firms, depository institutions and other firms) to provide distribution and administrative services to the Trust and its shareholders and to enable the Trust to compensate such firms (including brokerage firms, depository institutions and other firms) to provide distribution and administrative services to the Trust and its shareholders and to enable the Trust to compensate such firms (including depository institutions and other firms) for certain expenses associated with the distribution services (in the case of broker-dealer and other firms) and administrative services (in the case of all firms) to be provided under the Plan.

     2. Amounts paid under the Plan shall comply with the guidelines concerning asset-based sales charges as set forth in the Conduct Rules of the National Association of Security Dealers, Inc.

     3. As full compensation under the Agreement, the Trust will pay the Trust's Distributor (i) a fee at an annual rate equal to 0.15 of 1% per annum of the combined average daily net assets of the Short U.S. Government Securities Fund and the I Shares Class of the Money Market Fund of the Trust (the "Combined Assets") up to and including $0.5 billion; at an annual rate equal to 0.125 of 1% per annum of the Combined Assets between $0.5 billion and $1.0 billion; at an annual rate equal to 0.10 of 1% per annum of the Combined Assets between $1.0 billion and $2.0 billion; and at an annual rate equal to 0.075 of 1% per annum of the Combined Assets over $2.0 billion; (ii) a fee with respect to each of the U.S. Government Mortgage Securities Fund and the Intermediate Mortgage Securities Fund at an annual rate equal to 0.15 of 1% per annum of the average daily net assets of each Fund up to and including $0.5 billion; at an annual rate equal to 0.125 of 1% per annum of the average daily net assets between $0.5 billion and $1.0 billion; at an annual rate equal to 0.10 of 1% per annum of the average daily net assets between $1.0 billion and $1.5 billion; and 0.075 of 1% per annum of the average daily net assets over $1.5 billion; (iii) a fee with respect to each of the Ultra Short Mortgage Fund, Ultra Short Fund and Large Cap Equity Fund at an annual rate equal to 0.25 of 1% per annum of the average daily net assets of each Fund; and (iv) a fee with respect to the D Shares

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Class of the Money Market Fund at an annual rate equal to 0.60 of 1% per annum of the average daily net assets of the class.

     This fee for each month will be paid to the Distributor during the succeeding month. In the event the Agreement becomes effective subsequent to the first day of a month or terminates before the last day of a month, the fee for the part of the month the Agreement is in effect will be prorated in a manner consistent with the calculation of fees set forth above.

     4. At least quarterly, the Trust's Distributor will provide the Treasurer of the Trust for submission to and review by the Trust's Board of Trustees, the Treasurer of the Trust will submit to the Trust's Board of Trustees, and the Trust's Board of Trustees will review, a written report of the amounts expended under this Plan and the purposes for which the expenditures were made.

     5. This Plan will become effective as to each Fund upon approval by at least a majority of the outstanding voting shares (as defined in the Act) of each Fund and upon approval by a vote of the Board of Trustees of the Trust and of the Trustees who are not interested persons (as defined in the Act) of the Trust and who have no direct or indirect financial interest in the Plan ("Qualified Trustees"), cast in person at a meeting called for the purpose of voting on the Plan.

     6. The Plan will continue in effect until March 1, 2007, and shall continue in effect from year to year thereafter, subject to termination as hereinafter provided, if approved at least annually by a vote of the Board of Trustees of the Trust and of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on the Plan or by a majority of the outstanding shares (as defined in the Act) of the Trust. The Plan will terminate automatically upon assignment (as defined in the Act) and is terminable at any time without penalty by a majority of the Trust's Qualified Trustees or by at least a majority of the outstanding voting shares (as defined in the Act) of the Trust on 60 days' written notice to the Trust's Distributor, or by the Trust's Distributor on 90 days' written notice to the Trust.

     7. This Plan may not be amended to increase materially the amount to be spent for the services, facilities, personnel and assistance of the Trust's Distributor described herein without approval of the shareholders of the Trust, and all material amendments of the Plan must be approved by a vote of the Board of Trustees of the Trust and of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on the amendment.

     8. So long as this Plan is in effect, the Board of Trustees of the Trust intends to satisfy the fund governance standards as defined in Rule 0-1(a)(7) of the Act, as effective, including that the selection and nomination of Trustees who are not interested persons (as defined in the Act) of the Trust will be committed to the discretion of the Trustees who are themselves not interested persons (as so defined) of the Trust.

     9. The Trust will preserve copies of this Plan and all reports made pursuant to Paragraph 8 above for a period of not less than six years from the date of the Plan or any such report, as the case may be, the first two years in an easily accessible place.

Date Adopted: July 22, 1999

As Amended: October 15, 2006


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